UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 62672/August 10, 2010

ADMINISTRATIVE PROCEEDING
File No. 3-13938

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In the Matter of	:	
	:	ORDER MAKING FINDINGS AND
DIATECT INTERNATIONAL	:	REVOKING REGISTRATION BY
CORPORATION	:	DEFAULT
	:	

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      The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on June 11, 2010, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The Office of the Secretary and the Division of Enforcement (Division) have provided evidence that Respondent Diatect International Corporation (Diatect) was served with the OIP in accordance with 17 C.F.R. § 201.141(a)(2)(ii) by June 17, 2010. Diatect's Answer was due ten days from the date of service. See OIP at 2; 17 C.F.R. § 201.220(b). To date, no Answer has been received and the time for filing has expired. On July 30, 2010, the Division filed a Motion for Default (Motion). Respondent has not filed an opposition to the Motion. Accordingly, Diatect is in default for failing to file an Answer to the OIP or to otherwise defend the proceeding. See 17 C.F.R. §§ 201.155(a)(2), .220(f). As authorized by Commission Rule of Practice 155(a), I find the following allegations in the OIP to be true.

      Diatect (stock symbol DTCT.PK) (CIK No. 319124), is a California corporation headquartered in Heber City, Utah, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Diatect is delinquent in its periodic filings with the Commission, having not filed its quarterly report on Form 10-Q for the quarter ended September 30, 2009, and its annual report on Form 10-K for the year ended December 31, 2009.

      Diatect is delinquent in its periodic filings with the Commission and has repeatedly failed to meet its obligations to file timely periodic reports. Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Exchange Act Rule 13a-1 requires issuers to file annual reports, and Exchange Act Rule 13a-13 requires domestic issuers to file quarterly reports.

As a result of the foregoing, Diatect failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder. Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of Diatect noted above.

ORDER

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Diatect International Corporation is hereby REVOKED.

Robert G. Mahony
Administrative Law Judge